CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
DECEMBER 31, 2004, 2003 AND 2002

(Expressed in Canadian Dollars, unless otherwise stated)

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Continental Minerals Corporation as at December 31, 2004 and 2003 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada

April 15, 2005

CONTINENTAL MINERALS CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2004	2003

Assets

Current assets
Cash and equivalents	$7,396,308	$2,917,082
Accounts receivable	6,941	15,488
Prepaid expenses	101,107	47,845
	7,504,356	2,980,415

Investments (note 3)	1	1

	$7,504,357	$2,980,416

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$349,236	$120,564
Due to related parties (note 6)	5,003	48,726
	354,239	169,290
Shareholders' equity
Share capital (note 5(b))	10,843,269	3,279,360
Contributed surplus (notes 5(e))	2,727,254	352,854
Deficit	(6,420,405)	(821,088)
	7,150,118	2,811,126
Continuing operations (note 1)
Commitments (notes 3(a) and 5(f))
Subsequent events (notes 4(a) and 5(d))

	$7,504,357	$2,980,416

See accompanying notes to the consolidated financial statements

Approved by the Board of Directors

/s/ Ronald W. Thiessen	/s/ Jeffrey R. Mason

Ronald W. Thiessen	Jeffrey R. Mason
Director	Director

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

	Year ended December 31
	2004	2003	2002

Expenses
Conference and travel	$50,917	$29,267	$1,199
Exploration (schedule)	2,139,062	–	–
Exploration - stock-based compensation (note 5(d))	1,233,670	–	–
Foreign exchange	148,910	–	–
Interest expense (income)	(119,588)	(5,754)	6,250
Legal, accounting and audit	433,670	25,478	49,046
Office and administration	437,288	135,661	85,282
Office and administration - stock-based compensation (note 5(d))	1,202,325	352,854	–
Shareholder communications	46,339	14,701	33,559
Trust and filing	26,724	46,018	47,527
Loss for the year	$5,599,317	$598,225	$222,863

Basic and diluted loss per share	$(0.17)	$(0.03)	$(0.01)

Weighted average number of common shares outstanding	32,592,964	20,906,714	18,882,378

See accompanying notes to the consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

	Year ended December 31
	2004	2002	2001

Deficit, beginning of year	$(821,088)	$(7,694,111)	$(7,471,248)
Adjustment to paid-up capital (note 5(a))	–	7,471,248	–
	(821,088)	(222,863)	(7,471,248)
Loss for the year	(5,599,317)	(598,225)	(222,863)

Deficit, end of year	$(6,420,405)	$(821,088)	$(7,694,111)

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Year ended December 31
Cash provided by (used for)	2004	2003	2002

Operating activities
Loss for the year	$(5,599,317)	$(598,225)	$(222,863)
Items not involving cash
Stock-based compensation	2,435,995	352,854	–
Changes in non-cash operating working capital
Amounts receivable	8,547	34,307	(44,877)
Prepaid expenses	(53,262)	20,282	46,098
Accounts payable and accrued liabilities	228,672	101,441	(18,965)
	(2,979,365)	(89,341)	(240,607)

Financing activities
Issuance of common shares, net of issue costs	7,502,314	2,843,647	189,833
Due to related parties	(43,723)	48,726	–
	7,458,591	2,892,373	189,833

Increase (decrease) in cash and equivalents	4,479,226	2,803,032	(50,774)
Cash and equivalents, beginning of year	2,917,082	114,050	164,824

Cash and equivalents, end of year	$7,396,308	$2,917,082	$114,050

Supplementary information
Taxes paid	$–	$–	$12,426
Interest paid	–	–	6,250

Non-cash financing and investing activities
Fair value of stock options transferred to share capital on options
exercised from contributed surplus	61,595	–	–

See accompanying notes to the consolidated financial statements

CONTINENTAL MINERALS CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

	Years ended December 31
Xietongmen Property	2004	2003	2002

Exploration Costs
Assays and analysis	$32,496	$–	$–
Drilling	120,655	–	–
Equipment rentals and leases	3,288	–	–
Geological	182,810	–	–
Graphics	7,648	–	–
Property and finders' fees	1,581,585	–	–
Site activities	94,541	–	–
Socioecomonic	12,535	–	–
Transportation	103,504	–	–
Incurred during the year	2,139,062	–	–
Non-cash stock based compensation	1,233,670	–	–
	3,372,732	–	–
Balance, beginning of year	–	–	–
Balance, end of year	$3,372,732	$–	$–

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

1.	CONTINUING OPERATIONS

Continental Minerals Corporation (“Continental” or the “Company”) is incorporated under the laws of the Province of British Columbia and its principal business activity is the acquisition and exploration of mineral properties.

During 2001, the Company completed an arrangement agreement (the “Arrangement”) whereby the Company transferred its principal mineral property interest, the Harmony Gold Property, to Gibraltar Mines Ltd. (“Gibraltar”), a subsidiary of Taseko Mines Limited (“Taseko”), a company with certain directors in common (note 8). As part of the Arrangement, the Company acquired an option to earn a 100% interest in certain British Columbia mineral claims called the Westgarde property (note 8(d)). Thereafter, this option was terminated by the Company during 2001.

Subsequently, the Company focussed its efforts on securing a new mineral exploration project and in 2004, upon the receipt of Canadian and Chinese regulatory approvals, acquired an option to earn up to a 60% interest in the Xietongmen Copper-Gold Property in China (note 4(a)).

The Company has incurred losses since inception and the ability of the Company to ensure continuing operations are dependent on the Company maintaining a mineral property interest, raising sufficient funds to finance its exploration activities, identifying a commercial ore body, developing such mineral property interest, and upon the future profitable production or proceeds from the disposition of the mineral property interest.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities, which may be required should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

(b)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

(c)	Investments

Investments are carried at the lower of cost, less provisions for impairment in value, and quoted market value.

(d)	Mineral property interests

Exploration expenses incurred prior to the determination of the feasibility of mining operations and option payments, until such time as the option is exercised or an interest in the property is earned, are expensed as incurred.

Mineral property acquisition costs subsequent to exercising the option or earning an interest in the property, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the fair market value of common shares issued for mineral property interests, based on the trading price of the shares, pursuant to the terms of the agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value is determined to have occurred. Administrative expenditures are expensed in the period incurred.

(e)	Share capital

Share capital is recorded based on proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the relevant agreement.

(f)	Stock-based compensation

The Company has a share purchase option plan, which is described in note 5(d). All stock-based payments made on or after January 1, 2002 are accounted for using a fair value based method and the related compensation expense is included in operations, with an offset to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

The Company applied the settlement method for all options granted prior to January 1, 2002, whereby no compensation cost was recorded when options were granted, when the grant date exercise price was at quoted market value.

(g)	Foreign currency translation

All of the Company’s foreign operations are considered integrated.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period. Gains or losses on translation are recorded in the statement of operations.

(h)	Loss per share

Basic loss per share is calculated by dividing loss available to common shareholders by the weighted average number of shares outstanding during the year. For all periods presented, loss available to common shareholders equals reported loss. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options or warrants are applied to repurchase common shares at the average market price for the year. For all years presented, the impact of stock options and warrants, if any, has been excluded as they would be anti-dilutive.

(i)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of potential impairments of investments and mineral properties as well as the assumptions used in determining stock-based compensation. Actual results could differ from those estimates.

(j)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short term to maturity of such instruments.

The fair values of the Company’s investment in Gibraltar preferred shares, and the offsetting redeemable preferred shares of the Company, are not practicably determinable due to the nature of the amounts and the absence of a quoted market for such instruments.

(k)	Segment disclosures

The Company operated in a single segment – the acquisition, exploration and development of mineral properties in China.

(l)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of existing assets and liabilities on the balance sheet and their corresponding tax values (temporary differences), using the enacted income tax rates expected to apply to taxable income in the years in which those temporary difference are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards, and other

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reduce the asset to its estimated realizable amount.

(m)	Asset retirement obligations

During the year ended December 31, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 "Asset Retirement Obligations" ("HB 3110"). This new standard recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Prior to the adoption of HB 3110, the Company had accounted for reclamation and closure costs by accruing an amount associated with the retirement of tangible long-lived assets as a charge to operations over the life of the asset.

The Company adopted HB 3110 retroactively with a restatement of prior periods presented, however, the adoption of HB 3110 resulted in no changes to amounts previously presented.

(n)	Impairment of long-lived assets

During the year ended December 31, 2004, the Company prospectively adopted CICA Handbook Section 3063 "Impairment of Long-Lived Assets" ("HB 3063"), which requires that an impairment loss be recognized if the carrying value of a long-lived asset exceeds its fair market value. An estimate of fair market value is undertaken annually and the impairment loss, if any, is recorded. There were no impairment losses recorded during fiscal 2004, and adoption of HB 3063 resulted in no changes to amounts previously presented.

(o)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform with the presentation adopted in the current year.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

3.	INVESTMENTS

	December 31	December 31
	2004	2003
Investment in Gibraltar preferred shares (note 3(a))	$26,764,784	$26,764,784
Redeemable preferred shares of the Company (note 5(f))	(26,764,784)	(26,764,784)
Investment in net smelter returns royalty (note 3(b))	1	1
	$1	$1

(a)	Investment in Gibraltar preferred shares

Pursuant to the Arrangement, the Company received 12,483,916 series A preferred shares of Gibraltar. As the Arrangement was between companies with common management and directors, the preferred shares were valued at the net book value of the assets transferred, net of cash consideration received, as follows:

Mineral property interests	$28,811,296
Land and equipment	8,488
Reclamation deposits	175,000
Cash consideration	(2,230,000)
Value attributable to Gibraltar preferred shares	$26,764,784

The Gibraltar preferred shares issued pursuant to the Arrangement are redeemable non-dividend-paying preferred shares, which generally are non-voting, except that they may vote in certain events if Gibraltar proposes to sell the Harmony Project for proceeds of less than $20 million. They also vote as a class, pursuant to the provisions of the British Columbia Business Corporations Act (formerly the Company Act), in the event Gibraltar proposes to alter, modify or abrogate the stated special rights.

Gibraltar is obligated to redeem the shares on the sale of all or substantially all (80%) of the Harmony Gold Property excluding options or joint ventures which do not result in the certain or immediate transfer of 80% of Gibraltar’s interest in the Harmony Gold Property, or upon the commencement of commercial production at the Harmony Gold Property (an “HP Realization Event”). The commencement of commercial production generally means the operation of a mine or milling facility at the Harmony Gold Property at 75% of rated capacity for any 20 days in a 30 consecutive day period. On the occurrence of an HP Realization event, Gibraltar must redeem Gibraltar preferred shares by distributing that number of Taseko common shares (“Taseko Shares”) equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. The conversion rates of the Taseko Share price for the purposes of an obligatory redemption based on an HP Realization Event occurring by the noted dates are:

a)	until July 21, 2001, $3.39;

b)	if after July 21, 2001 but before July 21, 2002, $3.64,

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

c)
if after July 21, 2002, $3.89 and thereafter increasing by $0.25 per year each July 21st. If there is no HP Realization Event on or before October 16, 2011, the Gibraltar preferred shares will be redeemed by Gibraltar for that number of Taseko Shares valued at the greater of $10.00 and the weighted average trading price of Taseko Shares for the immediately preceding 20 trading days.

At December 31, 2004, the conversion rate was $4.39.

The initial paid-up amount for the Gibraltar preferred shares is $62.77 million, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Gold Property is less than $62.77 million, or to the extent that the fair market value of Gibraltar’s interest in a mine at the Harmony Gold Property is determined to be less than $62.77 million. The paid-up amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and also in the event of any reduction of the paid-up amount (as adjusted), such amount will be credited to the account should the proceeds of disposition exceed the reduced paid-up amount (as adjusted) by an amount greater than the reduction. In no event will the paid-up amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Gold Property, net of Gibraltar’s reasonable costs of disposition, costs incurred by Gibraltar after the effective date in connection with the Harmony Gold Project, and a reasonable reserve for Gibraltar’s taxes arising in consequence of the sale or other disposition of the Harmony Gold Project.

The Gibraltar preferred shares also require that Gibraltar not sell the Harmony Gold Property except pursuant to an HP Realization Event, but options and joint ventures are permitted as long as the third party expends funds on the Harmony Gold Property. Gibraltar may not alter the rights of these shares without the consent of the holders.

In accordance with provincial government mineral exploration requirements, cash deposits of $175,000 were made to secure future reclamation activities on the Harmony Gold Property. These reclamation deposits were transferred to Gibraltar on October 16, 2001, pursuant to the Arrangement.

(b)	Investment in net smelter returns royalty

Pursuant to an assignment agreement dated September 30, 1995, the Company transferred its rights to certain mineral properties located in Peru to El Misti Gold Ltd., a company with common directors at the time, in exchange for common shares of El Misti Gold Ltd. pursuant to an option granted to a company affiliated with a former director, and a 1% net smelter returns royalty, to a maximum of $2 million, from revenues earned from the properties. The common shares of El Misti Gold Ltd. were sold in 1997. The investment in the net smelter returns royalty was assigned a nominal value of $1.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTY INTERESTS

(a)	Xietongmen Property

In February 2004, the Company announced that it had reached an interim agreement (the “Property Option Agreement”) with China NetTV Holdings Inc. (“ChinaNet”), pursuant to which the Company had acquired the right, subject to TSX Venture Exchange approval, to earn up to a 60% interest in ChinaNet’s Xietongmen copper-gold property, located 240 kilometres southwest of Lhasa in Tibet. In May 2004, the Company received TSX Venture Exchange acceptance of the basic transaction terms for the Xietongmen Property.

In November 2004, the Property Option Agreement was cancelled and the Company signed a formal agreement in its place (the “Preliminary Option Agreement”), that required further Canadian and Chinese regulatory approvals. Under the Preliminary Option Agreement, the Company acquired options to earn up to a 60% interest in Highland Mining Inc. (“Highland”), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. (“Tian Yuan”), a "wholly-owned foreign enterprise" in China which owns 100% of the Xietongmen Property.

In December 2004, a formal agreement (the “Formal Agreement”) was finalized and received Canadian and Chinese regulatory approvals. Under the Formal Agreement, the Company acquired options to earn up to a 60% interest in Highland as follows:

The Company can earn an initial 50% interest in Highland ("Tranche One") by:

(i)	paying initial option payments totalling US$2 million, comprising:

	(A)	US$1.2 million ($1,435,292) upon receipt of regulatory approvals, which was paid in December 2004; and

	(B)	the US$0.8 million balance within one year; and

(ii)
funding Highland to allow it to conduct a further US$5 million of exploration on the Xietongmen Project. Of this, exploration expenditures of US$3 million are to be funded by November 10, 2005 with a further US$2 million of exploration expenditures to be funded by November 10, 2006.

Upon acquisition of 50% of Highland, the Company can increase its interest in Highland to 60% ("Tranche Two") by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the ensuing year.

At December 31, 2004, the Company accrued a portion of the finder’s fee of US$120,000 ($146,293), which was paid subsequent to the year end. The remaining US$80,000 finder's fee will be due upon payment of the remaining US$0.8 million of the initial option payments.

Upon payment of the US$1.2 million in December 2004, the Company received 500,000 common shares of Highland, representing 50% of the share capital of Highland. The Company has agreed

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

to pledge those shares to the founding shareholders of Highland so that they may be transferred to the founding shareholders of Highland for US$1 if the Company ceases to fund the mandatory Tranche One amounts described above. The pledged Highland shares will be released upon completion of the option payments and exploration expenditures required under Tranche One.

Under the Formal Agreement, the Company will manage Highland and Tian Yuan during the option period. Once the second option ("Tranche Two") is exercised and the first US$8 million in exploration expenditures is funded, further equity and/or loan funding of Highland will be proportional to interests held in the project, with a proportionate reduction in the shareholdings of any shareholder which fails to match the funding of the others. If the other parties’ shareholdings in Highland fall below 15%, those parties may elect to convert their holdings to an entitlement of 12.5% of the after pay-back net profit of Highland.

(b)	Harmony Gold Property

The Company owned a 100% interest in the Harmony Gold Property, located in the Skeena Mining District on Graham Island, Queen Charlotte Islands (Haida Gwaii), British Columbia.

On October 16, 2001, the Company completed the sale of its Harmony Gold Property and related assets to Gibraltar, a British Columbia company with certain directors in common with the Company, for 12,483,916 tracking preferred shares of Gibraltar and $2.23 million cash (note 8). The tracking preferred shares are designed to track and capture the value of the Harmony Gold property and will be convertible into common shares of Gibraltar’s parent company Taseko Mines Limited (“Taseko”), upon a realization event such as a sale to a third party or the commencement of commercial production at the Harmony Gold Property (note 3(a)).

(c)	Prosperity Property

In February 1999, Taseko and its subsidiary, Concentrated Exploration Ltd., granted to North Island Exploration Limited Partnership (“Partnership”) an exclusive farm-out right to earn up to a 9% working interest in the Prosperity Property (“Prosperity”) through a program of exploration expenditures. Prosperity is a gold-copper property located in the Clinton Mining Division, British Columbia, Canada. The Partnership spent $600,000 on Prosperity during 1999, earning a 1% working interest in Prosperity. The Company then acquired 600 units of the Partnership at $1,000 each.

On October 16, 2001, the company exchanged its 1% working interest in the Prosperity Property for Taseko’s 5% net profits interest in the Harmony Project, both valued at $600,000, giving the Company 100% ownership of the Harmony Project prior to the Arrangement (note 8).

(d)	Westgarde Property

Under the Arrangement, the company acquired from an affiliate of Gibraltar an option to purchase a porphyry copper prospect known as the Westgarde Property located at Chisholm Lake, 60 kilometres southwest of Houston, British Columbia, for $230,000 (note 8). The Company ultimately decided not to proceed with exploration on the property, and terminated its option agreement. Accordingly, acquisition and exploration costs totalling $249,353 were written off during fiscal 2001.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

5.	SHAREHOLDERS’ EQUITY

(a)	Authorized share capital

At December 31, 2004, the Company’s authorized share capital consisted of:

(i) an unlimited number of common shares (2003 - 100,000,000) without par value; and
(ii) an unlimited number of non-voting, redeemable preferred shares (2003 – 12,483,916) without par value.

At the annual and extraordinary general meeting of shareholders of the Company held in June 2002, a special resolution was passed that the paid-up capital of the Company’s common shares be reduced by $7,471,248 (which represented the accumulated deficit of the Company at December 31, 2001). For financial statement purposes, this reduction has been presented as a reduction of share capital of $7,128,939 and a reduction of contributed surplus of $342,309. The Company received court approval for this reduction in May 2003.

At the annual and extraordinary general meeting of shareholders of the Company held in June 2004, a special resolution was passed approving an increase in the number of authorized common shares to unlimited.

Pursuant to the Arrangement (note 8) and the provisions of the redeemable preferred shares, as long as any redeemable preferred shares are outstanding, the Company may not, without the prior approval of the holders of the redeemable preferred shares, pay any dividends (other than stock dividends), redeem, purchase, or make any capital distribution in respect of common shares. In addition, the redeemable preferred shares are entitled to preference over common shares and any other shares ranking junior to the redeemable preferred shares with respect to the distribution of assets on liquidation, dissolution or wind up of the Company, or any other distribution of assets of the Company. This preference is limited to the Company’s obligation to distribute the Gibraltar preferred shares (less a reserve for taxes related to the distribution), to the holders of the redeemable preferred shares, after which the holders of redeemable preferred shares will not be entitled to share in any further distribution of the Company’s net assets. The Company may not dispose of its Gibraltar preferred shares.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

(b)	Issued and outstanding common share capital

	Number of
	common	Dollar
	shares	Amount
Balance, December 31, 2001	16,748,391	$7,024,819
Issuance of common shares on conversion of special
warrants (note 5(c))	3,500,000	350,000
Private placement, August 2002, net of issue costs (i)	345,710	189,833
Balance, December 31, 2002	20,594,101	7,564,652
Private placement, March 2003, net of issue costs (ii)	367,000	273,971
Shareholder and Court-approved reduction of paid-up capital	–	(7,128,939)
Share purchase warrants exercised	184,251	119,763
Private placement, October 2003, net of issue costs (iii)	5,000,000	2,449,913
Balance, December 31, 2003	26,145,352	3,279,360
Private placement, July 2004, net of issue costs (iv)	7,000,000	6,595,839
Share purchase warrants exercised	4,423,500	875,975
Share purchase options exercised	60,999	30,500
Fair value of stock options allocated to shares issued on exercise	–	61,595
Balance, December 31, 2004	37,629,851	$10,843,269

(i)
In August 2002, the Company completed a private placement of 345,710 units at a price of $0.60 per unit. Each unit consisted of one common share and one common share purchase warrant exercisable at $0.65 until December 27, 2003. Of the warrants issued, 184,251 were exercised and 161,459 expired unexercised.

(ii)
In March 2003, the Company completed a private placement consisting of 367,000 units at a price of $0.75 per unit. Each unit was comprised of one common share and one half of a share purchase warrant exercisable at $0.85 per common share until July 5, 2004.

The 183,500 warrants issued on this private placement were exercised in 2004.

(iii)
In December 2003, the Company completed a private placement of 5,000,000 units at a price of $0.50 per unit for gross proceeds of $2.5 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $0.50 until December 31, 2005. The warrants are subject to a 45 day accelerated expiry upon elected notice by the Company (which has not been given), if the shares trade at or above $1.00 for 10 consecutive trading days.

(iv)
In July 2004, the Company completed a private placement of 7,000,000 units at a price of $1.00 per unit for gross proceeds of $7 million. Each unit was comprised of one common share and one share purchase warrant exercisable into one common share at $1.05 until July 12, 2006. The warrants are subject to a 45 day accelerated expiry upon notice by the Company (which has not been given), if the shares trade at or above $2.10 for 10 consecutive trading days.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

(c)	Warrants

The continuity of share purchase warrants is as follows:

Note reference	5(c)	5(b)(i)	5(b)(ii)	5(b)(iii)	5(b)(iv)
Expiry date	June 5	Dec. 27	July 5	Dec. 31	Jul. 12
	2004	2003	2004	2005	2006
Exercise price	$0.10	$0.65	$0.85	$0.50	$1.05	TOTAL
Balance,
Dec. 31, 2001	–	–	–	–	–	–
Issued	–	345,710	–	–	–	345,710
Balance,
Dec. 31, 2002	–	345,710	–	–	–	345,710
Issued	3,500,000	–	183,500	5,000,000	–	8,683,500
Exercised	–	(184,251)	–	–	–	(184,251)
Expired	–	(161,459)	–	–	–	(161,459)
Balance,
Dec. 31, 2003	3,500,000	–	183,500	5,000,000	–	8,683,500
Issued	–	–	–	–	7,000,000	7,000,000
Exercised	(3,500,000)	–	(183,500)	(740,000)	–	(4,423,500)
Balance,
Dec. 31, 2004	–	–	–	4,260,000	7,000,000	11,260,000

On October 16, 2001, the Company issued 3.5 million special warrants for proceeds of $350,000. All special warrants were converted during fiscal 2002 into 3.5 million common shares and 3.5 million common share purchase warrants exercisable at $0.10 per warrant, expiring June 5, 2004. During fiscal 2002, the Company and the subscribers jointly agreed, with the approval of the Canadian tax authorities, to waive the flow-through element of the common shares.

(d)	Share purchase option plan

The Company has a share purchase option plan approved by the shareholders at the 2004 annual general meeting that allows it to grant up to 5,900,000 options to its employees, officers, directors and non-employees, subject to regulatory terms and approval. The exercise price of each option can be set equal to or greater than the closing market price, less allowable discounts, of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option. Options have a maximum term of ten years and terminate 30 days following the termination of the optionee’s employment, except in the cases of retirement or death. Vesting of options is made at the discretion of the Board of Directors at the time the options are granted.

The continuity schedule of share purchase options is as follows:

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

		Weighted
	Number of	average
Share purchase options outstanding	options	exercise price
Balance, December 31, 2001 and 2002	–	–
Granted	4,100,000	$0.50
Balance, December 31, 2003	4,100,000	0.50
Granted	800,000	1.19
Exercised	(60,999)	0.50
Expired or cancelled	(26,667)	0.50
Balance, December 31, 2004	4,812,334	$0.61

The following table summarizes information pertaining to the Company’s stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
	Number of	remaining	average	Number of	average
Range of	options	contractual	exercise	options	exercise
exercise prices	outstanding	life (years)	price	exercisable	price
$0.50	4,002,334	0.91	$0.50	2,647,334	$0.50
$0.53	10,000	0.91	0.53	6,667	0.53
$1.10	500,000	1.91	1.10	166,667	1.10
$1.33	300,000	1.92	1.33	–	1.33
$0.50 to $1.33	4,812,334	1.08	$0.61	2,820,668	$0.54

The exercise prices of all share purchase options granted during the year were equal to the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted during 2004 and 2003 have been reflected in the statement of operations as follows:

	December 31,	December 31,
	2004	2003
Exploration
Engineering	$180,080	$–
Environmental, socioeconomic and land	29,386	–
Geological	1,024,204	–
	1,233,670	–
Operations and administration	1,202,325	352,854
Total compensation cost recognized in operations
and credited to contributed surplus	$2,435,995	$352,854

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

No options were granted or outstanding during 2002. The assumptions used to estimate the fair value of options during the period were:

	2004	2003
Risk-free interest rate	3%	3%
Expected life	2.1 years	2 years
Vesting period	6 to 18 months	6 to18 months
Expected volatility	121%	122%
Expected dividend yield	nil	nil

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

Subsequent to December 31, 2004, to April 15, 2005, 20,600 options were exercised for $12,487, 20,066 options were cancelled.

(e)	Contributed surplus

Balance, December 31, 2002	$–
Changes during 2003
Non-cash stock-based compensation	352,854
Contributed surplus, December 31, 2003	352,854
Changes during 2004:
Non-cash stock-based compensation	2,435,995
Share purchase options exercised, credited to share capital	(61,595)
Contributed surplus, December 31, 2004	$2,727,254

(f)	Redeemable preferred shares

The 12,483,916 redeemable preferred shares were issued to common shareholders pursuant to the Arrangement. The redeemable shares are non-voting, non-dividend-paying, and are redeemable by the Company in certain events such as the occurrence of an HP Realization Event, at which time Gibraltar will become obligated to redeem the Gibraltar preferred shares for Taseko Shares (note 3(a)). The Company will redeem the shares for the number of Taseko Shares received by the Company on redemption of the Gibraltar preferred shares, as adjusted for any taxes payable, pro-rata to holders of the redeemable preferred shares. After such distribution, the holders of the redeemable preferred shares will not be entitled to any further distributions and the redeemable preferred shares will be cancelled.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

The redeemable preferred shares may not vote except on any proposal to alter their special rights and restrictions or in the event the Company proposes to sell the Harmony Gold Property (as one of the possible HP Realization Events) for less than $20 million.

These redeemable preferred shares have been presented as a financial liability due to the obligation of the Company to redeem the shares for Taseko Shares. As the Company has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and Gibraltar preferred shares have been offset. Accordingly, a net nil amount is reported on the balance sheet of the Company.

(g)	Escrowed shares

All of the 15.5 million escrowed shares issued on settlement of amounts payable to Hunter Dickinson Inc. (note 8) were issued pursuant to the terms of a TSX Venture Exchange-approved escrow agreement and, consequently, have been released over a period of three years from the close of the plan of arrangement (2001 – 1.55 million shares; 2002 – 4.65 million shares; 2003 – 4.65 million shares; 2004 – 4.65 million shares). At December 31, 2004, no shares remained in escrow.

6.	RELATED PARTY BALANCES AND TRANSACTIONS

		December 31	December 31
Due from (to) related parties		2004	2003
Hunter Dickinson Inc. (b)		$(5,003)	$(48,726)

Reimbursement for third party expenses and
services rendered by:	Years ended December 31
	2004	2003	2002
Hunter Dickinson Inc. (a)	$381,076	$68,356	$140,186
Hunter Dickinson Group Inc. (a)	$–	$–	$1,200

(a)
Hunter Dickinson Inc. (“HDI”) and Hunter Dickinson Group Inc. are private companies with certain common directors that provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost-recovery basis.

(b)
Related party balances receivable or payable, are non-interest bearing and due on demand, and represent advances against current and future services rendered to or costs incurred on behalf of, the Company by HDI.

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

7.	INCOME TAXES

Substantially all of the differences between the actual income tax expense (recovery) of $nil (2003 – $nil; 2002 – $nil) and the expected income tax recovery based on statutory rates relate to the benefit of losses not previously recognized and items not deductible for tax purposes, such as stock-based compensation expense.

	December 31	December 31
	2004	2003
Future income tax assets
Mineral properties	$105,000	$148,000
Loss carry forwards	455,000	200,000
Unrealized capital losses	360,000	–
Other	115,000	–
Subtotal	1,035,000	348,000
Valuation allowance	(1,035,000)	(348,000)
Net future income tax asset	$–	–

At December 31, 2004, the Company had available non-capital losses for Canadian income tax purposes totalling approximately $1.28 million expiring in various periods to 2011.

8.	ARRANGEMENT AGREEMENT

On October 16, 2001, the Company completed an arrangement agreement dated February 22, 2001 with Taseko and its subsidiary Gibraltar, which are British Columbia companies with certain management and directors in common with the Company. The Company received shareholder approval at an Extraordinary General Meeting on March 29, 2001, the final court order from the British Columbia Supreme Court at a hearing held on April 3, 2001, and regulatory permission from the TSX Venture Exchange in October 2001. Under the terms of the arrangement agreement:

(a)
The Company’s Harmony Gold Property was transferred to Gibraltar for $2.23 million cash and 12,483,916 series A non-voting, redeemable preferred shares in the capital of Gibraltar which are redeemable on certain terms into common shares of Taseko (note 3);

(b)
The Company’s share capital was reorganized so that each common shareholder of record as of October 16, 2001 received in exchange for each ten common shares held, one new common share plus ten non-voting redeemable preferred shares of the Company;

(c)
The Company settled amounts payable due to Hunter Dickinson Inc., a related company, in the amount of $1,892,309 for 15.5 million escrowed common shares booked at $1,550,000, a majority of which have been optioned to, and will be under the control of, the directors of the Company. As the value of the shares issued was less than the amount of debt settled, the excess of $342,309 was recorded as contributed surplus. The associated book value of these shares at December 31, 2001 was $188,219;

CONTINENTAL MINERALS CORPORATION
Notes to Consolidated Financial Statements
For the period ended December 31, 2004, 2003 and 2002
(Expressed in Canadian Dollars)

(d)
Gibraltar transferred to the Company, for $230,000, its option to acquire the Westgarde Property near Houston, British Columbia, Canada. The Company ultimately decided not to proceed with exploration on the Westgarde Property, and consequently, terminated its option agreement in 2001;

(e)	The Company received $350,000 in consideration of a special warrant financing issuance of 3.5 million units (note 5(c)); and

(f)
Taseko exchanged its 5% net profits interest in the Harmony Gold Property, valued at $600,000, for a 1% working interest in Taseko’s Prosperity Project held by the Company, also valued at $600,000 (note 4(b)).